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Mayer Brown International LLP

201 Bishopsgate

London EC2M 3AF

Telephone: +44 20 3130 3000

Fax: +44 20 3130 3001

www.mayerbrown.com

DX 556 London and City

Paul C. de Bernier

Direct Tel +44 20 3130 3232

Direct Fax +44 20 3130 8778

pdebernier@mayerbrown.com

28 July 2011

Ernest Greene

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States of America

By Fax:	+1 703 813 6968
Our ref:	04954

Dear Mr Greene

Innospec Inc. – Confirmation of SEC comment letter response extension

Mayer Brown International LLP is counsel to Innospec Inc. This is to confirm, pursuant to your conversation with Mark Bracewell of Innospec Inc., that Innospec Inc. has until 10 August 2011 to respond to the SEC comment letter dated 19 July 2011. This correspondence will be included in the company’s EDGAR correspondence file.

Yours faithfully

/s/ Paul de Bernier
Paul de Bernier